Exhibit 12.1

CHEVRONTEXACO CORPORATION — TOTAL ENTERPRISE BASIS

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months	Year Ended December 31,
	Ended
	March 31, 2004	2003	2002	2001	2000	1999

	(Dollars in Millions)
Income from Continuing Operations	$2,528	$7,330	$1,048	$3,795	$7,573	$3,145
Income Tax Expense	1,710	5,274	2,964	4,263	6,212	2,493
Distributions (Less) Greater Than Equity in Earnings of Affiliates	(299)	(383)	510	(489)	(26)	(288)
Minority Interest	22	80	57	121	111	71
Previously Capitalized Interest Charged to Earnings During Period	20	76	70	67	71	74
Interest and Debt Expense	93	474	565	833	1,110	1,132
Interest Portion of Rentals*	164	507	407	357	340	249

Earnings Before Provision for Taxes And Fixed Charges	$4,238	$13,358	$5,621	$8,947	$15,391	$6,876

Interest and Debt Expense	$93	$474	$565	$833	$1,110	$1,132
Interest Portion of Rentals*	164	507	407	357	340	249
Preferred Stock Dividends of Subsidiaries	—	4	5	48	50	55
Capitalized Interest	25	75	67	122	108	38

Total Fixed Charges	$282	$1,060	$1,044	$1,360	$1,608	$1,474

Ratio Of Earnings To Fixed Charges	15.03	12.60	5.38	6.58	9.57	4.66

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

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